EX-99.77M

MERGERS

On November 10, 2006, Northern Funds Florida Intermediate Tax-Exempt Fund was reorganized into and with Northern Funds Intermediate Tax-Exempt Fund. This reorganization was pursuant to a Plan of Reorganization approved by the Board of Trustees on August 4, 2006 (the "Plan"). Shareholders of the Northern Funds Florida Intermediate Tax-Exempt Fund approved the Plan at a special meeting of shareholders held on November 7, 2006. In accordance with the Plan, each shareholder of the Northern Funds Florida Intermediate Tax-Exempt Fund received shares of the Northern Funds Intermediate Tax-Exempt Fund equal in value to such shareholder's interest in the Northern Funds Florida Intermediate Tax-Exempt Fund as of the date of reorganization, and the Northern Funds Florida Intermediate Tax-Exempt Fund was terminated. A copy of the Plan is attached to this form as part of the Exhibit to item 77Q.